VINX NETWORK LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

VINX NETWORK LTD.

CONTENTS

	Page
Independent Accountants' Review Report	1-2
Financial Statements	
Balance Sheets at December 31, 2019 and 2018	3-4
Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2019 and 2018	5
Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2019 and 2018	6
Statements of Cash Flows for the Years Ended December 31, 2019 and 2018	7
Notes to Financial Statements	8-12

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Shareholders and Board of Directors
VinX Network Ltd.

Report on the Financial Statements

We have reviewed the accompanying financial statements of VinX Network Ltd., which comprise the balance sheets at December 31, 2019 and 2018, and the related statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

MOORE

50 JERICHO QUADRANGLE, STE. 200, JERICHO, NY 11753
P: 516.336.2450 • F: 516.256.3510 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

Going Concern

The accompanying financial statements have been prepared assuming that VinX Network Ltd. will continue as a going concern. As discussed in Note 1 to the financial statements, VinX Network Ltd.'s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding those matters, are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this manner.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
February 19, 2021

VINX NETWORK LTD.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

		2019		2018
CURRENT ASSETS:				
Cash and cash equivalents	$	332,107	$	611,723
Prepaid expenses and other current assets		44,588		106,871
Total Current Assets		376,695		718,594
PROPERTY AND EQUIPMENT, NET		3,033		4,212
TOTAL ASSETS	$	379,728	$	722,806

See independent accountants' review report and notes to financial statements.

3

VINX NETWORK LTD.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>

		2019		2018
CURRENT LIABILITIES:				
Accounts payable	$	10,934	$	29,121
Accrued expenses and other current liabilities		44,881		82,102
Total Current Liabilities		55,815		111,223
COMMITMENTS				
SHAREHOLDERS' EQUITY:				
Ordinary shares, no par value - authorized, 10,000,000 shares as of December 31, 2019 and 2018; issued and outstanding, 351,376 and 283,989 shares, respectively		-		-
Additional paid-in capital		2,441,835		1,294,734
Cumulative translation adjustment		17,020		(25,637)
Accumulated deficit		(2,134,942)		(657,514)
Total Shareholders' Equity		323,913		611,583
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	379,728	$	722,806

See independent accountants' review report and notes to financial statements.

VINX NETWORK LTD.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUE	$ -	$ -
OPERATING EXPENSES:		
Research and development	1,092,928	397,709
General and administrative	347,836	177,860
LOSS FROM OPERATIONS	(1,440,764)	(575,569)
OTHER (EXPENSE) INCOME	(36,664)	35,820
NET LOSS	(1,477,428)	(539,749)
OTHER COMPREHENSIVE INCOME (LOSS):		
Foreign currency translation adjustments	42,657	(25,637)
COMPREHENSIVE LOSS	$ (1,434,771)	$ (565,386)

See independent accountants' review report and notes to financial statements.

VINX NETWORK LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Ordinary Shares		Additional Paid-in Capital	Cumulative Translation Adjustment	Accumulated Deficit	Total
	Number of Shares	Amounts				
BALANCE AS OF JANUARY 1, 2018	209,123	$ -	$ 119,070	$ -	$ (117,765)	$ 1,305
CHANGES DURING 2018:						
Issuance of shares for cash	74,816	-	1,175,664	-	-	1,175,664
Other comprehensive loss	-	-	-	(25,637)	-	(25,637)
Net loss for the year	-	-	-	-	(539,749)	(539,749)
BALANCE AS OF DECEMBER 31, 2018	283,939	-	1,294,734	(25,637)	(657,514)	611,583
CHANGES DURING 2019:						
Issuance of shares for services	37,882	-	644,373	-	-	644,373
Issuance of shares upon conversion of debt	14,858	-	252,728	-	-	252,728
Issuance of shares for cash	14,697	-	250,000	-	-	250,000
Other comprehensive income	-	-	-	42,657	-	42,657
Net loss for the year	-	-	-	-	(1,477,428)	(1,477,428)
BALANCE AS OF DECEMBER 31, 2019	351,376	$ -	$ 2,441,835	$ 17,020	$ (2,134,942)	$ 323,913

See independent accountants' review report and notes to financial statements.

6

VINX NETWORK LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,477,428)	$ (539,749)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,535	-
Shares issued for services	644,373	-
Changes in Assets (Increase) Decrease:		
Prepaid expenses and other current assets	62,283	(106,871)
Changes in Liabilities Increase (Decrease):		
Accounts payable	(15,459)	29,121
Accrued expenses and other current liabilities	(37,221)	82,102
NET CASH USED IN OPERATING ACTIVITIES	(821,917)	(535,397)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(356)	(4,212)
NET CASH USED IN INVESTING ACTIVITIES	(356)	(4,212)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of shares for cash	250,000	1,175,644
Proceeds from issuance of convertible debt	250,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	500,000	1,175,644
EFFECTIVE FOREIGN CURRENCY CHANGE IN CASH	42,657	(25,637)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(279,616)	610,398
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	611,723	1,325
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 332,107	$ 611,723
SCHEDULE OF NONCASH FINANCING ACTIVITIES:		
Issuance of shares upon conversion of convertible debt and accrued interest	$ 252,728	$ -

See independent accountants' review report and notes to financial statements.

Note 1 - <u>Nature of Operations</u>

VinX Network Ltd. (the "Company") commenced operations in February 2017 under the name Digital Pow Wow Ltd., focusing on digital marketing. In November 2017, the Company ceased its digital marketing activity and in December 2017 changed its name to VinX Network Ltd. Since then, the Company has engaged in its current activity, developing the first Direct to Consumer digital marketplace for Fine Wine. Its objective is to connect wine lovers, globally and virtually, directly to wineries and wine producers, in a trusted and single platform.

<u>Liquidity, Financial Condition, and Going Concern</u>

As shown in the accompanying financial statements for the year ended December 31, 2019, the Company had a net loss of approximately $1,477,000. The Company also had negative cash flows from operating activities of approximately $822,000. Such conditions have raised substantial doubt as to the Company's ability to continue as a going concern for the next year.

The financial statements for the year ended December 31, 2019 were prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be required to liquidate its assets.

The Company believes that current cash and cash generated from future sales and through additional rounds of capital raised will provide sufficient liquidity to fund its operations into February 2022.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash equivalents are short-term, highly liquid deposits that are not restricted as to withdrawal and are readily convertible to cash with original maturities of three months or less, at the date acquired.

Note 2 -   Summary of Significant Accounting Policies (cont'd.)

Property and Equipment

Property and equipment is stated at cost.   The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

Computer equipment   3 years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 360-10, *Impairment or Disposal of Long-Lived Assets.* Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds the fair value. At December 31, 2019, the Company determined there is no impairment of property and equipment.

Research and Development

Research and development includes costs directly attributable to the conduct of research and development programs, materials, management development of production processes, salaries, wages, consulting, rent, and maintenance. All costs associated with research and development are expensed as incurred. Intangible assets that are purchased from others for use in research and development activities in a transaction other than a business combination are capitalized only if they have alternative future use; otherwise, such assets are expensed as incurred.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently-enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. Given the Company's losses, the Company has provided a full valuation allowance with respect to its deferred tax assets.

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Advertising

Advertising costs are charged to expense in the year incurred and amounted to $19,462 and $15,019 for the years ended December 31, 2019 and 2018, respectively.

Note 3 - Concentration of Credit Risk

The Company maintains cash balances in several financial institutions, which balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. Historically, the Company has not experienced any losses due to such cash concentrations, and management believes it is not exposed to any significant credit risk on cash or cash equivalents.

The Company maintains investments within a cryptocurrency wallet and balances are included within other assets. The Company marks to market its cryptocurrency assets each reporting period with revaluation gains and losses recorded in the statement of operations as other income (expense).

Note 4 - Property and Equipment

Property and equipment, net is summarized as follows:

	2019	2018
Computer equipment	$ 4,568	$ 4,212
Less: Accumulated depreciation	1,535	-
	$ 3,033	$ 4,212

Depreciation expense related to property and equipment amounted to $1,535 and $0 for the years ended December 31, 2019 and 2018, respectively.

Note 5 - Share Capital

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends if declared by the board of directors, whenever funds are legally available. Since its inception, the Company has not declared any dividends.

In 2019, the Company issued 37,860 shares of stock to a shareholder in exchange for services. A charge of approximately $644,000 was recorded in the accompanying statement of operations based on the market value of the shares.

In 2019, the Company sold 14,697 ordinary shares for $250,000 or $17.01 per share.

In 2019, the Company sold a $250,000 convertible note which converted to ordinary shares at a price of $17.01 per share 90 days thereafter. The note had a yield of 5% per annum, and the principal and interest on the note were converted to ordinary shares in 2019. The conversion price was determined to be equivalent to market value of the underlying ordinary shares at the date of the note and, accordingly, no beneficial conversion feature was recorded.

In September 2018, the Company sold 58,789 ordinary shares for $1,000,000 or $17.01 per share. The shareholder also received the rights to 6% of total VinX Reserve Tokens reserved in the event that the Company operates a qualifying token sale.

In January 2018, the Company entered into a SAFTE ("Simple Agreement for Future Tokens and Equity") agreement with three investors, issuing 16,026 ordinary shares at a price of $9.36 per share. The terms of the agreement also included the right to purchase cryptographic tokens in the VinX Reserve. In the event that the Company operates a qualifying token sale, the Company will automatically issue to the SAFTE holder, a number of tokens equal to the proportional holdings of the holder in the Company on a converted fully diluted basis multiplied by the total amount of tokens reserved.

Subsequent to year-end, in 2020, the Company issued 13,063 ordinary shares to an existing shareholder through the issuance of a $200,000 5% convertible note which later converted at a price of $15.31 per share.

Note 6 - Income Taxes

The Company is subject to a corporate tax rate of 23%, which is the ordinary taxable income rate in Israel. As of December 31, 2019, the Company had approximately $1,143,000 in net operating loss carryforwards. In Israel, operating losses can be carried forward indefinitely. As of December 31, 2019, the Company's tax years are not closed yet to audit inspections by the taxing authority due to statute of limitation rules effective in Israel.

The Company does not create deferred taxes for temporary differences and carryforward losses that require recognition of deferred tax assets, as it does not expect to utilize them in the foreseeable future. According to Israeli tax laws, there is no time limitation on the utilization of losses for tax purposes.

Note 7 -   Research and Development

The Company expenses various research and development costs and only capitalizes such costs if they have an alternative future use. Research and development expense for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Salaries and incidentals	$ 184,755	$ 93,237
Professional fees and consultants	908,173	304,472
	$ 1,092,928	$ 397,709

Note 8 -   Commitments

The Company occupied office space on a month-to-month agreement totaling approximately $3,000 per month. Total rent expense at December 31, 2019 amounted to $37,426 and is included within general and administrative expenses. Subsequent to December 31, 2019, the Company is no longer occupying this office space.

Note 9 -   Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2019 through February 19, 2021, which is the date that the financial statements were available to be issued. Except as noted in Note 5, there were no other material subsequent events requiring disclosure.